January 11, 2016

VIA EDGAR
Mr. Ethan Horowitz, Branch Chief, Office of Natural Resources
Ms. Sandy Eisen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    ConAgra Foods, Inc.
Form 10-K for the fiscal year ended May 31, 2015 (“Form 10-K”)
Filed July 17, 2015
File No. 001-07275

Dear Ms. Eisen:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the Staff's additional comment letter dated December 29, 2015 on the above referenced Form 10-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for Fiscal Year Ended May 31, 2015
Notes to Consolidated Financial Statements
Note 7 - Investments in Joint Ventures, page 58
1. Your response to prior comment 2 states that the disposal of a controlling interest in your flour milling operations constituted a strategic shift that had a major impact on your operations and financial results as your milling operations were the last of your purely commodity-based operations. It does not appear that your response adequately explains the qualitative evidence supporting the presentation of discontinued operations pursuant to ASU 2014-08. Please provide us with additional information regarding the qualitative factors considered by management in determining that this presentation was appropriate.

Response:

The Company was initially formed as a Midwestern flour-miller in 1919. The Company entered other commodity-based businesses throughout its history. Over time, through various acquisitions and divestitures, the Company changed its focus to that of a branded, packaged food business. The divestiture of the controlling interest in the flour milling business, through the formation of the Ardent Mills joint venture, represented the final significant step in the strategic shift of divesting the Company’s commodity-based businesses. Whereas the flour milling business processed grains into largely homogenous raw materials for other packaged food manufacturers, the Company’s remaining businesses market and produce a vast variety of packaged food products marketed under many different brands for retail and foodservice customers in various market channels. Further, whereas the Company’s management had previously devoted significant time and resources to the active management of the flour milling business when it was a controlled business of the Company (through management activities devoted to such areas as strategy development, allocation of capital, facilities and operations management, transportation and logistics), management now plays a largely passive investor role in an entity that is managed by its own separate management team. The Company believes these qualitative conditions, when considered in conjunction with the clearly major impact on the Company’s operations and financial results, as quantified in our previous response in the letter dated December 1, 2015, represent a strategic shift and meet the requirements of ASU 2014-08 for presentation as discontinued operations.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We continue to be willing to discuss with you any comments the staff may have. Please contact me at 402-240-4686 with questions or comments on this response letter.

Very truly yours,

/s/ John Gehring

John Gehring
Executive Vice President, Chief Financial Officer

cc: Colleen Batcheler, Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.
Rob Wise, Senior Vice President, Controller, ConAgra Foods, Inc.